SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 6)(1)

                               COMCAST CORPORATION
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                   200 30010 1
                                 (CUSIP Number)

                      WOLF, BLOCK, SCHORR and SOLIS-COHEN,
                  Twelfth Floor Packard Building, Philadelphia, PA 19102, Attention: Mark K. Kessler, Esquire (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 24, 1997
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)


____________________
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

DSB:446301.6

CUSIP No. 200 30010 1              13D                        Page 2 of 10 Pages


1.       NAME OF REPORTING PERSON:RALPH J. ROBERTS

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |_|
                                                                        (b)  |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS* -- OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)  |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION -- U.S.A.

NUMBER OF                  7.       SOLE VOTING POWER -- 977,195
SHARES
BENEFICIALLY               8.       SHARED VOTING POWER -- 0
OWNED BY
EACH                       9.       SOLE DISPOSITIVE POWER -- 977,195
REPORTING
PERSON WITH                10.      SHARED DISPOSITIVE POWER -- 0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON -- 977,195

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  |_|

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -- 3.0% (treating 658,125 shares of convertible Class B Common Stock which are subject to options as outstanding shares of Class A Common Stock)

14.      TYPE OF REPORTING PERSON* -- IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 200 30010 1              13D                        Page 3 of 10 Pages




1.       NAME OF REPORTING PERSON:                     BRIAN L. ROBERTS

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |X|
                                                                        (b)  |_|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS* -- OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)  |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION -- U.S.A.

NUMBER OF                  7.       SOLE VOTING POWER -- 10,633,992
SHARES
BENEFICIALLY               8.       SHARED VOTING POWER -- 1,356
OWNED BY
EACH                       9.       SOLE DISPOSITIVE POWER -- 10,633,992
REPORTING
PERSON WITH                10.      SHARED DISPOSITIVE POWER -- 1,356

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON -- 10,635,348

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  |_|

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -- 26.2% (treating 8,786,250 shares of convertible Class B Common Stock held by Sural Corporation as outstanding shares of Class A Common Stock)

14.      TYPE OF REPORTING PERSON* -- IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 200 30010 1              13D                        Page 4 of 10 Pages




1.       NAME OF REPORTING PERSON:                     SURAL CORPORATION

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |X|
                                                                        (b)  |_|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS* -- OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)  |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION -- DELAWARE

NUMBER OF                  7.       SOLE VOTING POWER -- 10,631,287
SHARES
BENEFICIALLY               8.       SHARED VOTING POWER -- 0
OWNED BY
EACH                       9.       SOLE DISPOSITIVE POWER -- 10,631,287
REPORTING
PERSON WITH                10.      SHARED DISPOSITIVE POWER -- 0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON -- 10,631,287

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  |_|

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -- 26.2% (treating 8,786,250 shares of convertible Class B Common Stock that it holds as outstanding shares of Class A Common Stock)

14.      TYPE OF REPORTING PERSON* -- CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 200 30010 1              13D                        Page 5 of 10 Pages




Item 1.    Security and Issuer

     This statement relates to the Class A Common Stock, par value $1.00 per share (the "Class A Common Stock"), of Comcast Corporation ("Comcast"), a Pennsylvania corporation with principal executive offices at 1500 Market Street, Philadelphia, Pennsylvania 19102-2148. Comcast has two other series of Common Stock -- Class B Common Stock, par value $1.00 per share (the "Class B Common Stock") and Class A Special Common Stock, par value $1.00 per share (the "Class A Special Common Stock"). Class B Common Stock is convertible on a share for share basis into Class A Common Stock or Class A Special Common Stock. The Class A Common Stock, Class B Common Stock and Class A Special Common Stock are referred to collectively hereinafter as the "Common Stock."

Item 2.    Identity and Background

     This statement is being filed jointly pursuant to Rule 13d-1(f)(1) ("Rule 13d-1(f)(1)") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Ralph J. Roberts, Brian L. Roberts, both of whom are citizens of the United States, and Sural Corporation, a Delaware corporation ("Sural"). The business address of both Ralph J. Roberts and Brian L. Roberts is c/o Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148. Sural's principal place of business and executive offices are at 1105 North Market Street, Suite 1219, Wilmington, Delaware 19801.

     Ralph J. Roberts' present principal occupation is Chairman of the Board of Directors of Comcast. Brian L. Roberts' present principal occupation is President of Comcast. Sural's principal business is that of a holding company. The name, title, business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Sural are set forth in Appendix "A" attached hereto and incorporated herein by reference.

     Within the last five years, neither Ralph J. Roberts, Brian L. Roberts, Sural nor any executive officer or director of Sural has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and neither Ralph J. Roberts, Brian L. Roberts, Sural nor any executive officer or director of Sural has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

     Gift without consideration of shares of Class A Common Stock of Sural from Ralph J. Roberts to Brian L. Roberts, his son. By virtue of its ownership of Common Stock, Sural owns 82% of the voting power of Comcast. As a result of the gift described above, Brian L. Roberts

CUSIP No. 200 30010 1              13D                        Page 6 of 10 Pages




has sole voting power over stock representing a majority of the voting power of all Sural stock and, therefore, is deemed to be the beneficial owner, pursuant to Rule 13d-3 ("Rule 13d-3") promulgated under the Exchange Act, of all Common Stock held by Sural. Prior thereto, Ralph J. Roberts was deemed to be the beneficial owner, pursuant to Rule 13d-3, of all Common Stock held by Sural.

Item 4.    Purpose of Transaction

     (a) Gift from Ralph J. Roberts to his son, Brian L. Roberts, who is the President of Comcast. Except as described in subparagraph (b) below, neither Ralph J. Roberts, Brian L. Roberts, Sural nor any executive officer or director of Sural has any present plans or proposals which relate to or would result in:

          (i) the acquisition by any person of additional securities of Comcast, or the disposition of securities of Comcast;

          (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Comcast or any of its subsidiaries;

          (iii) a sale or transfer of a material amount of assets of Comcast or any of its subsidiaries;

          (iv) any change in the present board of directors or management of Comcast, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (v) any material change in the present capitalization or dividend policy of Comcast;

          (vi) any other material change in Comcast's business or corporate structure;

          (vii) any change in Comcast's charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of Comcast by any person;

          (viii) causing a class of securities of Comcast to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (ix) a class of equity securities of Comcast becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

          (x) any action similar to those enumerated in (i) - (ix) above.

CUSIP No. 200 30010 1              13D                        Page 7 of 10 Pages




     Notwithstanding the foregoing, the parties filing this statement, and the executive officers and directors of Sural, reserve the right to attempt to effectuate any such transaction or transactions in the future.

     (b) A transaction is being considered pursuant to which the stockholders of Sural (other than Ralph J. Roberts, but including his spouse, Suzanne F. Roberts) would have all (in the case of Suzanne F. Roberts) or a portion of their shares of Sural redeemed in exchange for shares of the Class A Common Stock and/or Class A Special Common Stock currently held by Sural. In the event such transaction were to occur, the stockholders of Sural would receive direct ownership of up to an aggregate of 6.2 million shares of such Common Stock and individually may sell all or a portion of such shares. Included in such amount would be shares received (approximately 300,000 shares), and to be sold, by Brian L. Roberts only in the amount required to pay his taxes in connection with the transaction. There is no assurance that any such transaction will be consummated.

Item 5.    Interest in Securities of the Issuer

     All outstanding share numbers are derived from Comcast's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997.

     (a) (i) Ralph J. Roberts. Ralph J. Roberts is the beneficial owner of an aggregate of 977,195 shares of Class A Common Stock. Specifically, Ralph J. Roberts is the record owner of 319,070 shares of Class A Common Stock and, pursuant to Rule 13d-3, the beneficial owner of 658,125 shares of Class A Common Stock by virtue of his currently exercisable options to acquire that number of shares of Class B Common Stock and the convertibility of Class B Common Stock on a share for share basis into Class A Common Stock. Based upon 31,793,767 shares of Class A Common Stock outstanding as of June 30, 1997, and treating the 658,125 shares of convertible Class B Common Stock for which Ralph J. Roberts has options to acquire as outstanding shares of Class A Common Stock pursuant to Rule 13d-3, Ralph J. Roberts is deemed to be the beneficial owner of 3.0% of the outstanding shares of Class A Common Stock.

          (ii) Brian L. Roberts. Brian L. Roberts is the beneficial owner of an aggregate of 10,635,348 shares of Class A Common Stock. Specifically, Brian L. Roberts is the record owner of 2,705 shares of Class A Common Stock and, pursuant to Rule 13d-3, the beneficial owner of an aggregate of 10,632,643 shares of Class A Common Stock, consisting of: (i) 1,356 shares of Class A Common Stock owned by his wife; (ii) 1,845,037 shares of Class A Common Stock owned by Sural; and (iii) 8,786,250 shares of Class B Common Stock owned by Sural by virtue of the convertibility of such shares on a share for share basis into Class A Common Stock. Based upon 31,793,767 shares of Class A Common Stock outstanding as of June 30, 1997, and treating the 8,786,250 shares of convertible Class B Common Stock owned by Sural as outstanding shares of Class A Common Stock pursuant to Rule 13d-3, Brian L. Roberts is deemed to be the beneficial owner of 26.2% of the outstanding shares of Class A Common Stock.

CUSIP No. 200 30010 1              13D                        Page 8 of 10 Pages




          (iii) Sural. Sural is the beneficial owner of an aggregate of 10,631,287 shares of Class A Common Stock. Specifically, Sural is the record owner of 1,845,037 shares of Class A Common Stock and, pursuant to Rule 13d-3, the beneficial owner of 8,786,250 shares of Class A Common Stock by virtue of its ownership of that number of shares of Class B Common Stock and the convertibility of Class B Common Stock on a share for share basis into Class A Common Stock. Based upon 31,793,767 shares of Class A Common Stock outstanding as of June 30, 1997, and treating the 8,786,250 shares of convertible Class B Common Stock that it owns as outstanding shares of Class A Common Stock pursuant to Rule 13d-3, Sural is deemed to be the beneficial owner of 26.2% of the outstanding shares of Class A Common Stock.

          (iv) Suzanne F. Roberts. Suzanne F. Roberts does not beneficially own any shares of Class A Common Stock.

          (v) Julian A. Brodsky. Julian A. Brodsky is the beneficial owner of an aggregate of 280,559 shares of Class A Common Stock. Specifically, Julian A. Brodsky is the record owner of 260,559 shares of Class A Common Stock and, pursuant to Rule 13d-3, the beneficial owner of 20,000 shares of Class A Common Stock owned by a charitable foundation of which he and certain members of his family are directors and officers. Based upon 31,793,767 shares of Class A Common Stock outstanding as of June 30, 1997, Julian A. Brodsky is deemed to be the beneficial owner of less than 1% of the outstanding shares of Class A Common Stock.

     (b) (i) Ralph J. Roberts. Ralph J. Roberts maintains sole power to vote, or to direct the vote of, and to dispose of, or direct the disposition of, all of the shares of Class A Common Stock that he beneficially owns.

          (ii) Brian L. Roberts. Brian L. Roberts maintains sole power to vote or to direct the vote of, and to dispose of or direct the disposition of, 10,633,992 shares of the Class A Common Stock that he beneficially owns. Brian
L. Roberts shares the power to vote or to direct the vote of, and to dispose of or direct the disposition of, the 1,356 shares of the Class A Common Stock owned by his wife.

          (iii) Sural. Sural maintains sole power to vote or to direct the vote of, and to dispose of or direct the disposition of, all of the shares of Class A Common Stock that it beneficially owns.

          (iv) Suzanne F. Roberts. Suzanne F. Roberts does not beneficially own any shares of Class A Common Stock and therefore does not have either sole or shared power to vote or direct the vote of, or to dispose of or direct the disposition of, any shares of Class A Common Stock.

          (v) Julian A. Brodsky. Julian A. Brodsky has the sole power to vote or to direct the vote of, and to dispose of or direct the disposition of, 260,559 shares of the Class A Common Stock that he beneficially owns. Julian A. Brodsky shares the power to vote or to direct the vote of, and to dispose of or direct the disposition of, the 20,000 shares of the Class A Common Stock

CUSIP No. 200 30010 1              13D                        Page 9 of 10 Pages




owned by the charitable foundation of which he and certain members of his family are officers and directors.

     (c) None.

     (d) None.

     (e) (i) Ralph J. Roberts. Ralph J. Roberts ceased to be the beneficial owner of more than five percent of the Class A Common Stock on October 24, 1997.

          (ii) Brian L. Roberts. Not applicable.

          (iii) Sural. Not applicable.

          (iv) Suzanne F. Roberts. Not applicable.

          (v) Julian A. Brodsky. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     See subparagraph (b) of Item 4.

Item 7.    Materials to be Filed as Exhibits

     Agreement by and between Ralph J. Roberts, Brian L. Roberts and Sural, dated October 27, 1997, relating to the filing of a joint statement pursuant to Rule 13d-1(f)(1).

CUSIP No. 200 30010 1              13D                       Page 10 of 10 Pages




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 27, 1997


                                                 /s/  RALPH J. ROBERTS
                                                 Name:  Ralph J. Roberts



                                                 /s/  BRIAN L. ROBERTS
                                                 Name:  Brian L. Roberts


                                                 SURAL CORPORATION


                                                 By:    /s/  RALPH J. ROBERTS
                                                        Name:  Ralph J. Roberts
                                                        Title:  President

                    APPENDIX "A" TO SCHEDULE 13D RELATING TO
                   CLASS A COMMON STOCK OF COMCAST CORPORATION


         The following are the executive officers and directors of Sural Corporation, a Delaware corporation, and certain information relating thereto:



                                                                                        Present Principal
    Name (1)                      Title                  Business Address                   Occupation

Ralph J. Roberts            President, Director         1500 Market Street              Chairman of the Board of
                                                        Philadelphia, PA 19102          Directors of Comcast
                                                                                        Corporation (2)

Suzanne F. Roberts          Vice-President,             1375 Fairview Road                     ----
                            Director                    Coatesville, PA 19320

Brian L. Roberts            Vice-President,             1500 Market Street              President and Director of
                            Director                    Philadelphia, PA  19102         Comcast Corporation (2)

Julian A. Brodsky           Treasurer, Director         1500 Market Street              Vice-Chairman and
                                                        Philadelphia, PA                Director of Comcast
                                                        19102                           Corporation (2)

(1) All of the executive officers and directors of Sural Corporation are United States citizens.

(2) The principal business of Comcast Corporation is the development, management and operation of wired telecommunications, including cable television and telephone services; wireless telecommunications, including cellular, personal communications services and direct to home satellite television; and content through principal ownership of QVC, Inc., through C3 (Comcast Content and Communications), through majority ownership of Comcast-Spectacor and a controlling interest in E!Entertainment Television, Inc., and through other programming investments. Comcast Corporation's business address is 1500 Market Street, Philadelphia, Pennsylvania 19102.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         Ralph J. Roberts, Brian L. Roberts and Sural Corporation, a Delaware corporation, hereby agree that the statement containing the information required by Schedule 13D to which this Joint Filing Agreement is attached as Exhibit 1 has been filed on behalf of each of them.


Dated:  October 27, 1997



                              /s/ RALPH J. ROBERTS
                              Ralph J. Roberts


                              /s/ BRIAN L. ROBERTS
                              Brian L. Roberts


                              SURAL CORPORATION


                              By:    /s/  RALPH J. ROBERTS
                                     Name:  Ralph J. Roberts
                                     Title:  President